Mail Stop 3561

      							August 24, 2005

Via Mail and Fax (852) 2112 7878
Mr. Samuel S.F. Wong
Chief Financial Officer
i-Cable Communications Limited
Cable TV Tower
9 Hoi Shing Road
Tsuen Wan, Hong Kong

	Re:	i-Cable Communications Limited
      Form 20-F for Fiscal Year Ended December 31, 2004
		Filed June 30, 2005
		File No. 0-30350

Dear Mr. Wong:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for Fiscal Year Ended December 31, 2004

Item 15.  Controls and Procedures; page 64

1. We note your disclosure that "There were no significant changes in our internal control over financial reporting or in other factors that could significantly affect internal controls subsequent to the date of our evaluation." (emphasis added). Part 1, Item 15(d) of Form 20-F requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.
Please confirm for us supplementally that there was no change in your internal control over financial reporting that occurred during your fiscal year that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Part 1, Item 15(d) of Form 20-
F in future filings.

Note 7:  Income tax in the consolidated statement of operations;
page
F-20

2. With regard to the Group`s discussion with the Inland Revenue
Department, tell us why you believe that HK$17 million is an accurate estimate for the contingent tax exposure under US GAAP. Refer to paragraph 8 of SFAS 5.

Note 19:  Current assets and current liabilities; page F-26

3. In your reconciliation to US GAAP, tell us why you have not included these items as long-term in nature, given they are expected to be recovered/settled after more than one year.


*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Dave Walz, Staff Accountant, at (202) 551-
3358
or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director


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Mr. Samuel S.F. Wong
i-Cable Communications Limited
August 24, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE